SUN JIN MOON
                                                      Vice President and Counsel
                                                                  (212) 314-2120
                                                             Fax: (212) 314-3953

                                                                January 19, 2010

VIA EDGAR
---------
Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

                  RE:  AXA Equitable Life Insurance Company:
                       ------------------------------------
                       Variable Indexed Option
                       Initial Registration Statement filed on Form S-3 File No. 333-161963

Dear Mr. Oh:

      On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth each specific staff comment and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections. The page reference numbers in the comments refer to the courtesy copy that we provided to the staff with the above-referenced filing. The page reference numbers in the response refer to the attachment to this letter.

1.   GENERAL

     b. If the amount and offering price per unit are indeterminate, please leave those columns blank. Please also provide the aggregate offering price in the third column as well as the relevant registration fee in last column as well as appropriate footnotes to explain the blanks and each amount provided accordingly.

RESPONSE 1.b.
-------------

         We have made the appropriate revisions.

2.   FRONT COVER PAGE

     a. Please revise the changed text for plain English to make clear that there is a risk of a loss of principal.

RESPONSE 2.a.
-------------

     We have made the appropriate revision and added "...which could result in a loss of principal."

     b. Please highlight the added disclosure as required by Item 501(b)(5) and revise the page number cited. Moreover, please confirm supplementally that all other applicable disclosure required by Item 501 of Regulation S-K has been provided, e.g., Item 501(b)(8).

RESPONSE 2.b.
-------------

     We have made the requested revisions. We confirm that all other applicable disclosure required by Item 501 of Regulation S-K has been provided. In this connection, in most circumstances, registrants of insurance products on Forms S-1, S-2 (now rescinded) and S-3 have interpreted most of the requirements of
Item 501(b) relating to distribution arrangements (including Item 501(b)(8)) as being inapplicable. We believe that is a proper interpretation, in view of the unique nature of such insurance products and the distribution arrangements therefor; and the Commission staff historically has not to our knowledge contradicted that interpretation. There is nothing about the MSO interests being registered here that would or should require prospectus cover page disclosure concerning the distribution arrangements that is different from that for most other insurance products registered on Forms S-1, S-2, and S-3.

     Our interpretation, moreover, is consistent with the analogous requirements in Forms N-4 and N-6 that specifically address variable insurance products, and, as a matter of public policy, there is nothing about the MSO or the distribution arrangements therefor that would lead to a contrary interpretation. Indeed, the distribution arrangements (including distribution compensation) for the MSO interests are precisely the same as for the variable life insurance policies in connection with which the MSO will be issued. It would be highly anomalous, therefore, for more information about the distribution arrangements to be included on the cover page of the prospectus for the MSO interests than appears on the cover page of the prospectus for the related policies.

     c.i. Please ensure that terms not defined in the definition section are defined the first time they are used.

RESPONSE 2.c.i.
---------------

     We confirm.

     c.ii. Please confirm supplementally that the parenthetical added in response to our original comment accompanies all applicable variable life policy terms that may appear in the prospectus.

RESPONSE 2.c.ii.
----------------

     We confirm.

     c.iii. Please ensure that all terms are used consistently. For example, please note the use of the term "Segment Maturity" instead of "Segment Maturity Date" under "Right to Discontinue and Limit Amounts Allocated to MSO" on page 13. As another example, please note that Index-Linked Return refers to "amount that is applied" whereas Segment Maturity Value uses "plus or minus the Indexed-Linked Return for that Segment."

RESPONSE 2.c.iii.
-----------------

     We have made the appropriate revisions.

     e. The meaning of the term "Segment Account" is still unclear to the staff. The definition on page 5 indicates that it is some value associated with a Segment. If so, it is not clear why adding "value" is even necessary or if it would just be better to define the term as "Segment Account Value." Moreover, it is also unclear what distinguishes "Segment Account value" from "Segment Value."

            When revising these definitions, it would be helpful to clarify the relationship between such terms within their definitions as was done for the definition of Index-Linked Return, Index Performance Rate, and Index-Linked Rate of Return.

RESPONSE 2.e.
-------------

     We have made the appropriate revisions and defined the term as "Segment Account Value." We have also added the following disclosure to the definition of this term:

     For example, if you put in $1000 into the MSO Holding Account, $992.50 would go into a Segment. This amount represents the Initial Segment Account. The Segment Account Value represents the value in the Segment which gets reduced by any deductions allocated to the Segment, with corresponding MVAs, through the course of the Segment Term. The Segment Value represents what you would receive upon surrendering the policy and reflects the MVA upon surrender.

3.
     a. After reviewing your response, the staff still believes that the variable life policy prospectus should include the details requested in our original comment. The staff believes that such detail is not any more distracting than contract details regarding other investment options. If the variable life policy transfer charges will never apply to transfers into and out of the MSO Holding Account, such a detail should be included in the product prospectus in order to provide complete disclosure as to a policy owner's transfer rights.

            In addition, any references to the right to impose the $25 transfer fee on the front cover page and page 8 of the MSO prospectus should be deleted or revised to make it clear that this right only applies to the variable life policy. In the first sentence under "Transfers" on page 11 of the applicable variable life policy prospectus, please also clarify how the MSO Holding Account is to be viewed in light of any applicable transfer restrictions, e.g., as another variable investment option or a guaranteed interest option.

RESPONSE 3.a.
-------------

     We confirm that we will provide a product level prospectus supplement that will add to the product prospectus all of the information requested by the Staff's comments. We also have made the other appropriate revisions requested by this comment and have added the following disclosure to the Transfers section:

     Any transfer restrictions applicable to the MSO Holding Account would be the same transfer restrictions applicable to the variable investment options available under your policy.

     b. The registrant has in other contexts provided at least brief descriptions of relevant rider terms including fee table disclosure. For example, in a recent variable contract filed on Form N-4, AXA provided administrative charge information in the fee table even though the charges would be imposed as a result of electing an option offered through a separate prospectus. Consequently, the staff expects that the variable life policy to offer the MSO as an optional rider will include the appropriate MSO charges in its fee table as it does for other investment options.

RESPONSE 3.b.
-------------

     We confirm that the Fee table in the applicable product prospectus will include MSO charge information, as requested by this comment.

4.   DEFINITIONS (PAGE 4)

     a. Please confirm that the Index value is published only when the NYSE is open.

RESPONSE 4.a.
-------------

     We confirm.

     b.i. With respect to the second paragraph of the definition of "Index Performance Rate," please confirm with the staff that if the company substituted an alternative index that the substitution will be preceded by an appropriate amendment to the prospectus. In addition, please confirm the same with respect to the discontinuation or change of the S&P 500 Index discussed in the fourth paragraph.

            In lieu of providing added the disclosure added in response to our original comment after the first paragraph of the definition of Index Performance Rate, please provide the relevant disclosure in the body of the prospectus, preferably under its own heading. Similarly, the formula and details of the application of the MVA as provided in its definition on page 4 should also be provided in the body of the prospectus, for example, on page 11.

RESPONSE 4.b.ii.
----------------

     We confirm that if the Company substituted an alternative index, the substitution will be preceded by an appropriate amendment to the prospectus. If there were a discontinuation or change of the S&P 500 Index, we would also attempt to make an appropriate amendment to the prospectus preceding such change.

     We have made the appropriate revisions.

     b.iii. In the second and fourth paragraph of the definition, please clarify what it means to "mature" an existing Segment and how that impacts upon the Index-Linked Return. Such explanation should also include what happens to the value of that Segment once it is matured and what options a policy owner has if they no longer wish to be enrolled in the MSO as a result of using an alternative index or change to the S&P 500 Index including any negative consequences, e.g., applicability of an MVA or of transfer charges.

RESPONSE 4.b.iii
----------------

     We have made the appropriate revisions and made the following disclosure:

CHANGE IN INDEX

     If the Index is discontinued or if the calculation of the Index is substantially changed, we reserve the right to substitute an alternative index. We also reserve the right to choose an alternative index at our discretion.

     If we were to substitute an alternative index at our discretion, we would provide notice 45 days before making that change. The new index would only apply to new Segments. Any outstanding Segments would mature as of the substitution date using the S&P 500 Price Return index to calculate the Index-Linked Return through that date.

     With an alternative index, the Downside Protection would remain the same or greater. However, an alternative index may reduce the Growth Cap Rates we can offer.

     If the S&P 500 Price Return index were to be discontinued or substantially changed, thereby affecting the Index-Linked Return of existing Segments, we will mature the Segments based on the most recently available closing value of the Index before it is discontinued or changed. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would provide notice as soon as practicable.

     In the case of any of the types of early maturities discussed above, there would be no transfer charges or MVA applied and you can allocate the Segment Maturity Value to the investment options available under your policy. Please see "Segment Maturity" later in this Prospectus for more information. If we continued offering new Segments, then such a change in the Index may cause lower Growth Cap Rates to be offered. However, we would still provide a minimum Growth Cap Rate of 6% and minimum Downside Protection of -25%. We also reserve the right to not offer new Segments. Please see "Right to Discontinue and Limit Amounts Allocated to the MSO" later in this Prospectus.

     b.iv. Please address how a change in S&P 500 Index will impact on the Downside Protection and Growth Cap Rate applicable to the Segment after the change.

RESPONSE 4.b.iv.
----------------

     Please see our response to 4.b.iii.

     b.v. Please disclose what happens if the company does not exercise its "right to mature the Segments."

RESPONSE 4.b.v.
---------------

     We have disclosed that we will mature Segments in this situation.

     d.ii. The parenthetical at the end of the first sentence of the definition (beginning with "This equates") appears to refer to the preceding clause (2). Please make this reference more explicit and at the end of the parenthetical, please also add "for that part of the period no longer invested in the MSO."

RESPONSE 4.d.ii.
----------------

     We have revised this part of the disclosure to read as follows:

MVA:

For purposes of determining Segment Value prior to a Segment Maturity Date, the MVA is:

(a) the Put Option Factor multiplied by the Segment Account Value

                                   -minus-

(b) a pro-rata portion of the 0.75% Variable Index Benefit Charge attributable to the Segment Account Value. (Please see "Charges" later in this Prospectus for an explanation of this charge.) The subtraction of a pro-rata portion of this charge in determining the MVA would have the effect of refunding the charge for the portion of the Segment Term during which the Segment Account Value would no longer be invested in the MSO if the policy were to be surrendered.

     d.iv. The staff still does not understand the purpose of the Market Value Adjustment or how it is determined to accomplish that purpose. As you are aware, Market Value Adjustments for early withdrawals of funds from fixed investment options reflect the cost of providing the funds for the withdrawals earlier than had been expected. This can be seen as an adjustment to make the insurer whole for the profit expected over the term during which the contract owner's funds are invested by the insurer, measured by the difference between the cost expected of borrowing the contract owner's funds and the new cost in borrowing a like amount of funds for the remainder of the term.

            Where there is no fixed cost to the funds being provided by the insured but only the obligation to guarantee against the first 25% of principal loss, it is unclear whether the MVA represents either
            (a) extra costs being incurred as a result of the early withdrawal or, in fact, (b) just the cost to insurer of purchasing protection for the entire period (except for withdrawals at maturity). Please revise the supplement to clarify this matter and to describe how the Put Option models those costs. Toward this end, the registrant should avoid characterizations that are difficult to understand (e.g., the sentences describing the relationship between the Put Option and dividend yield or LIBOR seems to be a more complex way of simply stating that the price of the option varies inversely with S&P 500 Index). In addition, if the Option is intended simply to model the costs of protection, the supplement must disclose in bold here and in the risks section that the investor will pay for the cost of the Downside Protection unless and only unless he holds the funds in a Segment until maturity.

RESPONSE 4.d.iv
---------------

     The 25% Downside Protection feature of the MSO divides the risk of negative Index performance between the insurer and the owner, with the company bearing the first 25% of negative performance and the owner bearing any additional negative performance, assuming the Segment does not terminate early. If a Segment terminates prior to its Segment Maturity Date, however, the question arises how any exposure to negative Index performance should be valued and allocated as between the insurer and the owner at that time.

     There are many ways that such exposure could be valued and allocated. The MVA formula, through its use of the Put Option Factor, in effect, specifies, as a matter of contract, how such exposure will be valued and allocated as between the insurer and the owner. We believe, moreover, that the methodology that the MVA formula incorporates for this purpose is among the fairest and most accurate that could be used. The Put Option Factor multiplied by the Segment Account Value represents, at any time during the Segment Term, the estimated market value of the potential exposure to negative Index performance that the insurer is avoiding by limiting the Downside Protection to -.25%. Conversely, it also represents, at any time during the Segment Term, the estimated market value of the potential exposure to negative Index performance that the owner is assuming by agreeing that the Downside Protection will be limited to -.25%.

     Accordingly, when a Segment is terminated before its maturity date, the then-current respective economic interests of the insurer and the owner are accurately reflected, based on current market values, if (as provided in the MVA formula) the owner's interest is reduced by an amount equal to the value at that time of the Put Option Factor, multiplied by the Segment Account Value. We say this adjustment is based on "current market values," because we compute the current value of the Put Option Factor using a rigorous methodology that is based on market value factors.

     We would be pleased to discuss further with the Commission staff any aspect of the operation of the MVA formula.

     f. Given that Segments have an "approximate" one year duration (due to design of Segment as disclosed on page 8), please delete references to "one year" year when it could be misleading, e.g., first sentence under "Charges" on page 10 should just be "Segment."

RESPONSE 4.f.
-------------

     We have made the appropriate revisions.

     g. Acceptable as to definition added on page 8 but please define the term "unloaned GIO" the first time it appears, in this case, in the fourth bullet point on the front cover page.

RESPONSE 4.g.
-------------

     We have made the appropriate revisions.

5.   FEE TABLE (PAGE 6)

            Please also include the guaranteed maximum loan spread applicable to loans allotted to MSO as described on page 12. Also, given name change of option, please consider revising the fee names identified in table accordingly.

RESPONSE 5
----------

     We have made the appropriate revisions. We have decided to not change the fee names in order to be consistent with the policy rider form.

6.   RISKS (PAGE 7)

            Please expand the disclosure to not only break out each type of risks associated with the MSO but also discuss the impact of each risk on an owner fully. For example, for the MVA, it should be made clear that even if he owner does nothing, the MVA can still apply to deductions of charges and thus reduce an owner's contract value. In addition, the MVA could adversely affect returns above and beyond those incurred as a result of negative Index performance.

            In addition to the risks provided in the disclosure please also add disclosure regarding the risks associated with the following: i) insufficient Charge Reserve Amount on front cover page and ii) lack of transfer and partial withdrawal with Segments.

RESPONSE 6
----------

     We have made the appropriate revisions.

7.   SEGMENT RENEWAL (PAGE 8)

            Please streamline and better organize disclosure provided under "Segment" and "Segment Renewal." In its current form, the disclosure is very repetitive and should be better tailored to address the disclosure pertinent to each subsection. For example, the disclosure under "Segment Renewal" would appear better suited to appear under "Segment," along with disclosure indicating which options result in Segment Renewal such as item (a) and the first paragraph after item (c). In contrast, the disclosure under "Segment" beginning with the second paragraph would appear better suited to appear under "Segment Renewal."

RESPONSE 7.
-----------

     We have made the appropriate revisions and eliminated the redundant information. We have also changed the name of the subsection from "Segment Renewal" to "Segment Maturity"

8.   MSO HOLDING ACCOUNT (PAGE 8)

            Please clarify what is the latest date preceding a Segment Start Date that amounts can be transferred into the MSO Holding Account and either clarify how the policy owner initiates the transfer or refer them to the variable life policy prospectus for that information. Please also confirm that the return on amounts held in this account until transfer to an MSO is the same as for those amounts held in the regular money market fund.

RESPONSE 8.
-----------

     We have made the appropriate revisions and added disclosure that confirms that the rate of return in the MSO Holding Account is the same as the regular money market investment option. We've also added the following disclosure that clarifies these issues:

     You can transfer into and out of the MSO Holding Account at any time up to and including the Segment Start Date provided your transfer request is received at our administrative office by such date. For example, you can transfer policy account value into the MSO Holding Account on the 3rd Friday of June, 2010, that policy account value would transfer into the Segment starting on that date, subject to the conditions mentioned earlier. You can also transfer policy account value out of the MSO Holding Account on the Segment Start Date and that account value would not be swept into the Segment starting on that date. Please refer to the "How to reach us" section of the appropriate variable life insurance policy prospectus for more information regarding contacting us and communicating your instructions. We also have specific forms that we recommend you use for electing the MSO and any MSO transactions.

NEW COMMENT - SEGMENTS (PAGE 8)

     a. The prospectus notes in clause (2) on page 8 that there must be sufficient value within the Unloaned GIO and the variable investment options including the MSO Holding Account to cover the Charge Reserve Amount. The prospectus then notes in the first paragraph of the Charge Reserve Amount subsection on page 10 that an investor must maintain a "minimum amount of policy account value in the Unloaned GIO to approximately cover the ...Charge Reserve Amount." Please reconcile these two sentences.

RESPONSE 8.a
------------

     The sentences are not inconsistent with each other. We assume this comment is motivated by the fact that the sentence on page 8 refers to the fact that an amount equal to Charge Reserve Amount must be IN THE UNLOANED GIO OR IN THE VARIABLE OPTIONS, while the sentence on page 10 refers to the fact that an amount equal to the Charge Reserve Amount must be maintained in the UNLOANED GIO. This is not inconsistent, because the sentence on page 8 is speaking as of a time immediately prior to a transfer from the MSO Holding Account into a Segment, while the sentence on page 10 is speaking as of a time during the life of a Segment. At the time of a transfer from the MSO Holding Account into a Segment, we automatically make transfers into the Unloaned GIO from other investment options, to the extent necessary for the amount in the Unloaned GIO to at least equal the Charge Reserve Amount. This is explained, among other places, in the third paragraph under "Charge Reserve Amount" on pages 10-11. For purposes of both sentences, the Charge Reserve Amount is the estimated approximate amount of monthly deductions for the duration of the Segment Term. The dollar amount of the Charge Reserve Amount may change substantially over the Segment Term, however, due to such things as variations in investment performance of the variable investment options, requested changes in face amount or other benefits under a policy, etc.

     b. The prospectus notes in clause (3) on page 8 that amounts will not be invested in a Segment if the Growth Cap Rate does not exceed
            (a) the rate paid on amounts in the Unloaned GIO, and (b) the rates on assets for charges that comprise the Charge Reserve Amount. Please clarify in plain English the purpose of this limitation, e.g., to prevent transfers into MSO when allocation to the GIO are safer and bear the same or better net rate of return.

RESPONSE 8.b.
-------------

     We have added the following disclosure:

     This is to ensure that the highest possible rate of return that could be received in a Segment after these charges (B+C+D) have been considered exceeds the interest crediting rate currently being offered in the Unloaned GIO.

     c. The formula noted in clause (3) includes the Growth Cap Rate. However, the prospectus notes on page 9 in the second paragraph of the Growth Cap subsection that the Growth Cap Rate will not be set until after the value has been transferred into a Segment. Please reconcile these two disclosures.

RESPONSE 8.c.
-------------

     We have made the appropriate revision and clarified that the policyholder will not know the Growth Cap Rate until after the value has been transferred into a Segment.

9.   GROWTH CAP RATE (PAGE 9)

     a. Please highlight the added disclosure and also provide the applicable portion of added disclosure to the definition of Growth Rate Cap on page 4.

            Please note that a definition of Downside Protection should also be provided in the definition section as it is a term associated with the MSO (see front cover page) and include applicable portion of added disclosure as well.

RESPONSE 9.
-----------

     We have made the appropriate revisions.

     d.     Please address the first paragraph of our original comment.

RESPONSE 9.d.
-------------

     We have added the following language at the end of the third-from-last sentence of the fourth paragraph under Growth Cap Rate on page 9: ", which (coupled with the 15-45 day notice we will give) will afford you the opportunity to decline to participate in any Segment that reflects a change in the Downside Protection."

14.  MARKET VALUE ADJUSTMENT (PAGE 11)

     Please prominently disclose the fact that a surrender results in the forfeit of any Index-Linked Return.

RESPONSE 14.
------------

     We have added the following disclosure to the definition of Index-Linked
Return:

     The Indexed-Linked Return is only applied to amounts that remain in a Segment Account Value until the Segment Maturity Date. A surrender of your policy before

Segment maturity will eliminate any Index-Linked Return and be subject to a Market Value Adjustment.

     We feel this is the more appropriate section for this disclosure.

16.  CASH SURRENDER VALUE, NET CASH SURRENDER VALUE AND LOAN VALUE (PAGE 11)

            Please explain to the staff why Segment Value would be used in lieu of Segment Account values for purposes of applying the MVA. As suggested above, this issue may be addressed though a better distinction between the terms.

RESPONSE 16.
------------

     The Segment Value is the Segment Account Value with the MVA upon surrender applied to that value. Therefore, for Cash Surrender Value, Net Cash Surrender Value and Loan Value, the Segment Value would be the more appropriate value to use.

ADDITIONAL COMMENTS
-------------------

     1. In the second paragraph under "Who is AXA Equitable?" on page 3, given anticipated effective date of filing, please provide more current asset information.

RESPONSE 1.
-----------

     We will provide more current information.

     2. Please clarify the meaning of "normal" as used in the second sentence of the first paragraph under "MSO Holding Account" on page 8.

RESPONSE 2.
-----------

     We are unable to find this term in the document.



Please contact the undersigned at (212) 314-2120 or, in my absence, Thomas Lauerman of Jorden Burt, LLP at (202) 965-8156.



                                                            Sincerely,


                                                            ---------------
                                                            Sun Jin Moon

cc:  Thomas Lauerman